EXHIBIT 2
                                                                       ---------






                      CONSOLIDATED FINANCIAL STATEMENTS AND
                        AUDITORS' REPORT TO SHAREHOLDERS

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors, to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.


Signed



/s/ John P. Dielwart                            /s/ Steven W. Sinclair
-------------------------------------           --------------------------------
John P. Dielwart                                Steven W. Sinclair
President and Chief Executive Officer           Chief Financial Officer

Calgary, Alberta
February 4, 2004

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Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary  AB  Canada  T2P 0S7

Telephone:    +1-403-267-1700
Facsimile     +1-403-264-2871

AUDITORS' REPORT

To the Unitholders of
ARC ENERGY TRUST:

We have audited the consolidated balance sheets of ARC ENERGY TRUST as at December 31, 2003 and 2002 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.




Calgary, Alberta, Canada                                   Deloitte & Touche LLP
February 4, 2004.                                          Chartered Accountants


COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements and/or when there are changes in accounting principles that have a material effect on the comparability of the Trust's financial statements. As discussed in Note 3 to the consolidated financial statements, the Trust changed its method of accounting for asset retirement obligations to conform to the new Canadian Institute of Chartered Accountants Handbook recommendations Section 3110. Also, as discussed in Note 3, the Trust prospectively changed its method of accounting for stock-based compensation to conform to the new Canadian Institute of Chartered Accountants Handbook recommendations Section 3870. Our report to the unitholders dated February 4, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.



Calgary, Alberta, Canada                                   Deloitte & Touche LLP
February 4, 2004.                                          Chartered Accountants

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CONSOLIDATED BALANCE SHEETS
As at December 31


($CDN thousands)                                                          2003                    2002
------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash                                                          $    12,295             $       835
     Accounts receivable                                                68,768                  49,631
     Prepaid expenses                                                   10,400                   6,965
                                                                   -----------             -----------
                                                                        91,463                  57,431
Reclamation fund (Note 5)                                               17,181                  12,924
Property, plant and equipment (Note 6)                               2,015,539               1,424,291
Goodwill (Note 4)                                                      157,592                      --
                                                                   -----------             -----------
Total assets                                                       $ 2,281,775             $ 1,494,646
                                                                   ===========             ===========

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                      $    94,152             $    51,454
     Cash distributions payable                                         26,980                  16,044
     Current portion of long-term debt (Note 7)                          9,047                      --
                                                                   -----------             -----------
                                                                       130,179                  67,498
Long-term debt (Note 7)                                                223,355                 337,728
Asset retirement obligations (Notes 3 and 8)                            66,657                  42,250
Commodity and foreign currency contracts (Note 9)                        4,883                   9,210
Retention bonuses (Note 10)                                              3,000                   4,000
Future income taxes (Note 11)                                          301,965                 153,209
                                                                   -----------             -----------
Total liabilities                                                      730,039                 613,895

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 12)                                  1,838,580               1,172,199
     Exchangeable shares (Note 13)                                      29,656                  35,326
     Contributed surplus (Notes 3 and 15)                                3,471                      --
     Accumulated earnings (Note 3)                                     648,304                 362,173
     Accumulated cash distributions (Note 14)                         (968,275)               (688,947)
                                                                   -----------             -----------
Total unitholders' equity                                            1,551,736                 880,751
Total liabilities and unitholders' equity                          $ 2,281,775             $ 1,494,646
                                                                   ===========             ===========

See accompanying notes to consolidated financial statements


Approval on behalf of the Board


Mac H. Van Wielingen                             Fred Dyment
Director                                         Director

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--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
For the years ended December 31

($CDN thousands, except per unit amounts)                                      2003                  2002
---------------------------------------------------------------------------------------------------------
REVENUES
     Oil, natural gas, natural gas liquids and sulphur sales              $ 731,233             $ 444,835
     Royalties                                                             (150,995)              (85,155)
                                                                          ---------             ---------
                                                                            580,238               359,680
                                                                          ---------             ---------
EXPENSES
     Operating                                                              140,734                99,876
     General and administrative (Note 3)                                     22,566                15,365
     Management fee (Note 10)                                                    --                 5,161
     Interest on long-term debt (Note 7)                                     18,482                12,606
     Depletion, depreciation and accretion (Notes 6 and 8)                  218,551               156,904
     Capital taxes                                                            1,812                 1,370
     Gain on foreign exchange                                               (18,564)                 (607)
     Internalization of management contract (Note 10)                            --                25,892
                                                                          ---------             ---------
                                                                            383,581               316,567
                                                                          ---------             ---------
Income before future income tax recovery                                    196,657                43,113
Future income tax recovery (Note 11)                                         93,544                27,934
                                                                          ---------             ---------
Net income                                                                  290,201                71,047
                                                                          ---------             ---------
Accumulated earnings, beginning of year                                     350,088               282,195
Retroactive application of change in accounting policy (Note 3)              12,085                 8,931
                                                                          ---------             ---------
Accumulated earnings, beginning of year, as restated                        362,173               291,126
Interest on convertible debentures (Note 4)                                  (4,070)                   --
                                                                          ---------             ---------
                                                                            358,103               291,126
                                                                          ---------             ---------
Accumulated earnings, end of year                                         $ 648,304             $ 362,173
                                                                          =========             =========

Net income per unit (Note 16)
     Basic                                                                $    1.85             $    0.59
     Diluted                                                              $    1.82             $    0.59
                                                                          =========             =========

See accompanying notes to consolidated financial statements

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--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31

($CDN thousands)                                                                 2003                  2002
-----------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                  $ 290,201             $  71,047
Add items not involving cash:
     Future income tax recovery                                               (93,544)              (27,934)
     Depletion, depreciation and accretion (Notes 6 and 8)                    218,551               156,904
     Amortization of commodity and foreign currency contracts                 (15,687)               (1,766)
     Trust unit incentive compensation (Notes 3 and 15)                         3,471                    --
     Internalization of management contract (Note 10)                              --                25,892
     Unrealized gain on foreign exchange                                      (18,700)                 (174)
Cash received on terminated hedge contracts (Note 9)                           11,888                    --
                                                                            ---------             ---------
Cash flow before change in non-cash working capital                           396,180               223,969
Change in non-cash working capital                                             17,114                   999
                                                                            ---------             ---------
                                                                              413,294               224,968
                                                                            ---------             ---------

CASH FLOW FROM FINANCING ACTIVITIES
Repayments of long-term debt, net                                            (276,127)               (3,750)
Issue of senior secured notes                                                      --                47,163
Issue of Trust units                                                          358,526               128,481
Trust unit issue costs                                                        (17,815)               (6,459)
Cash distributions paid                                                      (268,392)             (184,167)
Interest paid on convertible debentures                                        (4,070)                   --
Payment of retention bonuses                                                   (1,000)                   --
                                                                            ---------             ---------
                                                                             (208,878)              (18,732)
                                                                            ---------             ---------

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Star, net of cash received (Note 4)                           (196,444)                   --
Acquisition of petroleum and natural gas properties                           (14,783)             (131,761)
Proceeds on disposition of petroleum and natural gas properties               166,392                12,647
Capital expenditures                                                         (141,651)              (75,796)
Reclamation fund contributions and actual expenditures (Note 5)                (6,470)               (5,806)
Internalization of management contract (Note 10)                                   --                (5,331)
                                                                            ---------             ---------
                                                                             (192,956)             (206,047)
                                                                            ---------             ---------
INCREASE IN CASH                                                               11,460                   189
CASH, BEGINNING OF YEAR                                                           835                   646
                                                                            ---------             ---------
CASH, END OF YEAR                                                           $  12,295             $     835
                                                                            =========             =========

See accompanying notes to consolidated financial statements

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--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002
(all tabular amounts in $CDN thousands, except per unit and volume amounts)

1.   STRUCTURE OF THE TRUST

     ARC Energy Trust (the "Trust") was formed on May 7, 1996 pursuant to a Trust indenture (the "Trust Indenture") which has been amended from time to time, most recently on May 16, 2003. Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust units.

     The Trust was created for the purposes of issuing Trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. ("ARC Resources" or "ARL") and ARC Sask Energy Trust ("ARC Sask"). The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment Trust. The business of the Trust includes the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.

2.   SUMMARY OF ACCOUNTING POLICIES

     The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("GAAP"). These principles differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP") and to the extent that they affect the Trust, these differences are described in Note 18. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

     In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

     REVENUE RECOGNITION
     Revenue associated with the sale of crude oil, natural gas, and natural gas liquids owned by the Trust are recognized when title passes from the Trust to its customers.

     PROPERTY, PLANT AND EQUIPMENT ("PP&E")
     The Trust follows the full cost method of accounting. All costs of exploring, developing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the PP&E are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

     DEPLETION AND DEPRECIATION
     Depletion of petroleum and natural gas properties and depreciation of production equipment, are calculated on the unit-of-production basis based on:

         (a) total estimated proved reserves calculated in accordance with National Instrument 51-101;

         (b) total capitalized costs plus estimated future development costs of proved undeveloped reserves, including future estimated asset retirement costs, and less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced; and

         (c) relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

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     IMPAIRMENT

     The Trust places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

     Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third-party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

     Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of the Trust's future cash flows would be recorded as a permanent impairment.

     The cost of unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

     GOODWILL

     The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

     Goodwill is stated at cost less impairment and is not amortized.

     ASSET RETIREMENT OBLIGATIONS

     The Trust recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust's earnings in the period in which the settlement occurs.

     UNIT BASED COMPENSATION

     The Trust has established a Trust Unit Incentive Rights Plan (the "Plan") for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to unitholders to fund capital expenditures and the purchase and sale of PP&E. Therefore, it is not possible to determine a fair value for the rights granted under the Plan using a traditional option pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights.

     Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price. Recoveries of compensation expense will only be recognized to the

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--------------------------------------------------------------------------------


     extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

     Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital.

     The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

     INCOME TAXES

     The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax base, using substantively enacted future income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

     The Trust is a taxable entity under the INCOME TAX ACT (CANADA) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the INCOME TAX ACT (CANADA) applicable to the Trust, no provision for income taxes has been made in the Trust.

     HEDGING

     The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses on these contracts are recognized as a component of the related transaction.

     Gains and losses on terminated contracts are deferred under commodity and foreign currency contracts on the balance sheet and amortized to earnings over the remaining term of the original contract.

     FOREIGN CURRENCY TRANSLATION
     Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.


3.   CHANGES IN ACCOUNTING POLICIES

     FULL COST ACCOUNTING GUIDELINE

     In December 2003, the Trust adopted AcG-16 "Oil and Gas Accounting - Full Cost", the new guideline issued by the Canadian Institute of Chartered Accountants ("CICA") which replaces AcG-5 "Full Cost Accounting in the Oil and Gas Industry".

     Under AcG-5, future net revenues for ceiling test purposes were based on proved reserves and were not discounted. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the "ceiling".

     There were no changes to net income, PP&E or any other reported amounts in the consolidated financial statements as a result of adopting this guideline.

     ASSET RETIREMENT OBLIGATIONS

     In December 2003, the Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations". This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

     Previously, the Trust recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and the estimated future liability.

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     As a result of this change, net income for the year ended December 31, 2003 increased by $6.4 million ($6.6 million net of a future income tax expense of $0.2 million). The ARO increased by $13.6 million, PP&E net of accumulated depletion increased by $41.1 million and the future income tax liability increased by $9 million as at December 31, 2003. Opening 2003 accumulated earnings increased by $12.1 million ($20.9 million net of a future income tax expense of $8.8 million) to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision, on the asset retirement obligation recorded retroactively to 1996. Basic and diluted per trust unit calculations for 2003 increased by $0.04 and $0.04, respectively, as a result of adopting this new policy.

     The previously reported amounts for 2002 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2002 increased by $3.2 million ($4.9 million net of a future income tax expense of $1.7 million). The ARO liability as at December 31, 2002 increased by $5.8 million to $42.3 million, PP&E increased by $26.7 million to $1.4 billion, net of accumulated depletion and future income tax liability increased by $8.8 million as at December 31, 2002. Opening 2002 accumulated earnings increased by $8.9 million ($16 million net of a future income tax expense of $7.1 million) to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision. Basic and diluted per trust unit calculations for 2002 increased by $0.02 and $0.03, respectively, as a result of adopting this new policy.

     There was no impact on the Trust's cash flow as a result of adopting this new policy. See Note 8 for additional information on the asset retirement obligation and impact on the consolidated financial statements.

     UNIT-BASED COMPENSATION PLAN

     The Trust elected to prospectively adopt amendments to CICA Handbook
     Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan (see Note 15). As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

     For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and, for rights granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to rights granted in 2002 and the pro forma results are disclosed in Note 15.

     As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $3.5 million and contributed surplus increased by $3.5 million. Basic and diluted per trust unit calculations for 2003 decreased by $0.02 as a result of adopting this new policy. See
     Note 15 for additional information regarding the nature of the plan and the associated compensation expense.

     DISCLOSURE OF GUARANTEES

     In January 2003, the Trust adopted AcG-14 "Disclosure of Guarantees". This guideline requires the Trust to disclose all guarantees issued to third parties. There was no impact on net income as a result of adopting this new guideline.

Page 10
--------------------------------------------------------------------------------


4.   ACQUISITION OF STAR OIL AND GAS LTD. ("STAR")

     Effective April 16, 2003, the Trust acquired all of the issued and outstanding shares of Star . The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

         NET ASSETS ACQUIRED
              Working capital (including cash of $5,646)             $   17,273
              Property, plant and equipment                             794,043
              Site reclamation liability                                 (5,019)
              Future income taxes                                      (242,299)
              Goodwill                                                  157,592
         -----------------------------------------------------------------------
         TOTAL NET ASSETS ACQUIRED                                   $  721,590
         =======================================================================

         FINANCED BY:
              Cash fees paid                                         $    2,177
              Cash paid for shares                                      199,913
              Convertible debentures                                    320,000
              Debt assumed                                              199,500
         -----------------------------------------------------------------------
         TOTAL PURCHASE PRICE                                        $  721,590
         =======================================================================


     The amount recorded to PP&E of $794 million represents the fair value, for accounting purposes, of the acquired assets as determined by an independent reserve evaluation. Included in this amount is a $72.5 million adjustment to reflect a portion of the future income tax liability recorded on acquisition up to the fair value of the acquired assets. The remaining $157.6 million of the future income tax liability recorded on acquisition has been recorded as goodwill.

     The future income tax liability was determined based on the enacted income tax rate of 42 per cent as at April 16, 2003. The future income tax liability on the acquisition of Star was not adjusted for the subsequent reduction in corporate income tax rates.

     In conjunction with the Star acquisition, the Trust issued $320 million of convertible debentures to the shareholder of Star.

     Between May 30, 2003 and August 5, 2003, all $320 million of the convertible debentures were converted into trust units. A total of 27,027,027 units were issued as a result of the conversions.

     Based on the terms of the convertible debentures, interest of $4.1 million for the year ended December 31, 2003 has been recorded as a reduction of the accumulated earnings in accordance with the equity classification of the debentures.

     The convertible debentures were subordinated to senior debt and paid a quarterly coupon commencing on June 30, 2003 of eight per cent per annum to March 31, 2005 and increasing to 10 per cent per annum from June 30, 2005 through to maturity on June 30, 2008. The Trust had the right to redeem the debentures in full at any time with cash or the Trust could have redeemed $40 million per quarter commencing on June 30, 2003, using a combination of cash and Trust units. The Trust had the right to satisfy payment at maturity by issuing trust units. Holders of the convertible debentures could have converted the debentures into trust units at $11.84 per unit through June 30, 2005 and $11.38 per unit after June 30, 2005 to maturity.

     Certain properties acquired in conjunction with the Star acquisition were subsequently sold to third parties for proceeds of $78.2 million. These transactions closed on May 2, 2003.

     These consolidated financial statements incorporate operations of Star effective April 16, 2003.

Page 11
--------------------------------------------------------------------------------


5.   RECLAMATION FUND

                                                             2003           2002
     ---------------------------------------------------------------------------
     Balance, beginning of year                         $  12,924      $  10,147
     Contributions, net of actual expenditures              3,600          2,000
     Interest earned on fund                                  657            777
     ---------------------------------------------------------------------------
     Balance, end of year                               $  17,181      $  12,924
     ===========================================================================

     A reclamation fund was established to fund future asset retirement obligation costs. The Board of Directors of ARC Resources has approved contributions over a 20-year period which results in minimum annual contributions of $6 million ($4 million in 2002) based upon properties owned as at December 31, 2003. Contributions to the reclamation fund and interest earned on the reclamation fund balance have been deducted from the cash distributions to the unitholders. During the year, $1.9 million ($2 million in 2002) of actual expenditures were charged against the reclamation fund.

6.   PROPERTY, PLANT AND EQUIPMENT

                                                          2003             2002
     --------------------------------------------------------------------------
     Property, plant and equipment, at cost       $  2,733,118     $  1,926,277
     Accumulated depletion and depreciation           (717,579)        (501,986)
     --------------------------------------------------------------------------
     Property, plant and equipment, net           $  2,015,539     $  1,424,291
     ==========================================================================

     The calculation of 2003 depletion and depreciation included an estimated $315.8 million ($190.1 million in 2002) for future development costs associated with proved undeveloped reserves and excluded $19.3 million ($12.6 million in 2002) for the estimated future net realizable value of production equipment and facilities and $50 million ($19.7 million in 2002) for the estimated value of unproved properties.

     Included in the Trust's PP&E balance is $41.1 million ($26.7 million in 2002), net of accumulated depletion, relating to the ARO.

     The Trust performed a ceiling test calculation at December 31, 2003 to assess the recoverable value of PP&E. The crude oil and natural gas futures prices were obtained from third parties and were adjusted for commodity differentials specific to the Trust. Future prices were obtained for the period of 2004 to 2008 inclusive and then escalated based on escalation factors in the Trust's year-end independent reserve evaluation. Based on these assumptions, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's PP&E at December 31, 2003.

                                WTI OIL                FOREIGN               WTI OIL                 AECO GAS
     YEAR                     (US$/BBL)          EXCHANGE RATE            (CDN$/BBL)             (CDN$/MMBTU)
     --------------------------------------------------------------------------------------------------------
     2004                         30.18                   0.77                 39.43                     5.72
     2005                         27.44                   0.76                 36.12                     5.42
     2006                         26.67                   0.75                 35.33                     5.27
     2007                         26.61                   0.75                 35.43                     5.23
     2008                         26.78                   0.75                 35.77                     5.18
     2009 - 2014 (1)                 --                                                                    --
     --------------------------------------------------------------------------------------------------------
     Remainder (2)                 1.5%                                                                  1.5%
     ========================================================================================================

     (1) Percentage change represents the average for the period noted.

     (2) Percentage change represents the change in each year after 2014 to the end of the reserve life.

7.   LONG-TERM DEBT

                                                                             2003          2002
     ------------------------------------------------------------------------------------------
     Revolving credit facilities - CDN denominated                     $  111,298     $ 235,054
     Revolving credit facilities - USD denominated (US$28.4 million)       37,098            --
     Senior secured notes:
         Senior secured notes (2000 issue - US$35 million)                 45,234        55,286
         Senior secured notes (2002 issue - US$30 million)                 38,772        47,388
     ------------------------------------------------------------------------------------------
     Total debt outstanding                                               232,402       337,728
     Current portion of debt                                                9,047            --
     ------------------------------------------------------------------------------------------
     Long-term debt                                                    $  223,355     $ 337,728
     ==========================================================================================

Page 12
--------------------------------------------------------------------------------


     The Trust has five revolving credit facilities to a combined maximum of $620 million including US$65 million of Senior Secured Notes (the "Notes").

     The revolving credit facilities each have a 364 day extendable revolving period and a two year term. Borrowings under the facilities bear interest at bank prime (4.5 per cent at December 31, 2003) or, at the Trust's option, Canadian or U.S. dollar bankers' acceptances plus a stamping fee. The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving periods for another year. In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2005, followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period. Collateral for the loans is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

     The US$65 million Notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement. The first issue of US$35 million Notes was issued in 2000, bears interest at 8.05 per cent, and requires equal principal payments of US$7 million over a five year period commencing in 2004. The second issue of US$30 million Notes was issued in 2002, bears interest at 4.94 per cent, and requires equal principal payments of US$6 million over a five year period commencing in 2006. Security for the Notes is in the form of floating charges on all lands and assignments. The Notes rank PARI PASU to the revolving credit facilities.

     The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank in priority to cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

     Interest paid during the year did not differ significantly from interest expense.

8.   ASSET RETIREMENT OBLIGATIONS

     The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $66.7 million as at December 31, 2003 based on a total future liability of $218 million. These payments are expected to be made over the next 61 years with the majority of costs incurred between 2014 and 2018. The Trust's credit adjusted risk free rate of seven per cent and an inflation rate of 1.5 per cent were used to calculate the present value of the asset retirement obligation.

     The following table reconciles the Trust's total asset retirement obligation:

                                                             2003          2002
     --------------------------------------------------------------------------
     Carrying amount, beginning of year                 $  42,250     $  37,239
     Increase in liabilities during the year               23,662         5,434
     Settlement of liabilities during the year             (2,213)       (3,030)
     Accretion expense                                      2,958         2,607
     --------------------------------------------------------------------------
     Carrying amount, end of year                       $  66,657     $  42,250
     ==========================================================================

9.   FINANCIAL INSTRUMENTS

     The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

     The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments. The Trust manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties.

     Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of current assets, reclamation fund investments, current liabilities, retention bonuses, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2003 and 2002, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

Page 13
--------------------------------------------------------------------------------


     Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

     The fair value of the US$65 million fixed rate Notes approximated CDN$85.3 million as at December 31, 2003 (CDN$109.5 million in 2002).

     During the year, the Trust terminated foreign exchange contracts with four different counterparties which resulted in a cash payment to the Trust of $11.9 million. To December 31, 2003, $10.5 million of the payment had been amortized to earnings and the remaining $1.4 million has been recorded on the consolidated balance sheet as commodity and foreign currency contracts.

Page 14
--------------------------------------------------------------------------------


     The following derivative contracts were outstanding as at December 31, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $14.8 million as at December 31, 2003.

     --------------------------------------------------------------------------------------------------------------
                                               Daily     Average Contract         Price
     Commodity Contracts                    Quantity        Prices ($)(1)         Index                       Term
     --------------------------------------------------------------------------------------------------------------
     Crude oil fixed price contracts (2)  6,500 bbls                34.89           WTI       January - March 2004
                                          2,000 bbls                33.60           WTI          April - June 2004
     Crude oil fixed price contracts
     (embedded put option) (3)            7,000 bbls        35.91 (30.09)           WTI       January - March 2004
                                         11,000 bbls        37.13 (31.02)           WTI                 April 2004
                                         11,000 bbls        37.20 (31.02)           WTI            May - June 2004
                                          5,000 bbls        36.72 (31.02)           WTI       July - December 2004
     Crude oil collared contracts
     (embedded put option) (3)            2,000 bbls31.02 - 35.54 (25.85)           WTI    January - December 2004

     Natural gas fixed price contracts     15,000 GJ                 6.75          AECO       January - March 2004
                                        10,000 mmbtu                 5.23         NYMEX       January - March 2004
                                            5,000 GJ                 6.25          AECO       April - October 2004
                                        10,000 mmbtu                 4.65         NYMEX       April - October 2004

     Natural gas collared contracts        15,000 GJ          5.00 - 6.63          AECO       April - October 2004

     Natural gas collared contracts
     (embedded put option) (3)          30,000 mmbtu  6.68 - 10.06 (5.39)         NYMEX       January - March 2004

     Natural gas fixed differential
     contracts (4)                      30,000 mmbtu               0.6467    AECO/NYMEX       January - March 2004

     Natural gas put option                25,000 GJ                 5.00          AECO       January - March 2004

     Natural gas call option                5,000 GJ                 7.00          AECO       January - March 2004

     Natural gas fixed price physical
     delivery contract                      5,275 GJ                 6.74          AECO       January - March 2004
     ==============================================================================================================

                                                        Average            Average
                                               Monthly Contract           Contract
     Foreign Currency Contracts                 Amount (US$000)               Rate                            Term
     --------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)         6,518             1.3575         January - December 2004
     Fixed rate foreign exchange contracts (sell)
     (embedded put option) (3)                            5,579    1.3418 (1.2686)         January - December 2004
     ==============================================================================================================

                                                         Hourly           Contract
     Electricity Contract                              Quantity          Price ($)                            Term
     --------------------------------------------------------------------------------------------------------------
     Fixed price electricity contract                    5 MW/h             $63.00    January 2004 - December 2010
     ==============================================================================================================

     Of the remaining $4.9 million commodity and foreign currency contracts balance on the consolidated balance sheet, $3.5 million relates to the following natural gas contract which was assumed in conjunction with the Startech Energy Inc. acquisition. Settlement of this contract would have resulted in a net payment by the Trust of $3.8 million as at December 31, 2003.

     --------------------------------------------------------------------------------------------------------------
                                             Daily    Average Contract     Price
     Commodity Contracts                  Quantity      Prices ($) (1)     Index                              Term
     --------------------------------------------------------------------------------------------------------------
     Natural gas fixed price contracts    4,000 GJ                2.71      AECO            January - October 2004
     ==============================================================================================================

     (1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate of 1.2924.

     (2) Counterparty exercised option on December 31, 2003 for a fixed price contract pursuant to a "swaption contract". The option was for a US$26.00/bbl fixed price oil contract for the period from January - June 2004.

     (3) The counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.

     (4) The differential between the AECO and NYMEX price indices has been fixed.

Page 15
--------------------------------------------------------------------------------


10.  INTERNALIZATION OF MANAGEMENT CONTRACT

     Effective August 29, 2002, the Trust acquired all of the outstanding common shares of ARC Resources Management Ltd. ("ARML"), the Manager of the Trust. Total consideration for the transaction consisted of a cash payment of $4.3 million, the issuance of 298,648 Trust units and 3,281,279 exchangeable shares to the shareholders of ARML and the assumption of a liability to pay retention bonuses to the Management of the Trust in the amount of $5 million as detailed below:

     Total consideration
     -------------------------------------------------------------------------
          Cash                                                       $   4,247
          Trust units issued                                             3,802
          Exchangeable shares issued                                    41,771
          Assumption of liability for retention bonuses                  5,000
          Costs associated with the transaction                          1,083
     -------------------------------------------------------------------------
     Total purchase price                                            $  55,903
     =========================================================================

     Prior to the acquisition, the Trust paid fees to ARML equal to three per cent of net production revenue and fees of 1.5 per cent and 1.25 per cent, respectively, on the purchase price of acquisitions and dispositions in accordance with the terms of the management agreement between the Trust and ARML. The acquisition resulted in the elimination of all fees under the existing management agreement which would have otherwise been in effect for a minimum five year period. Effective August 29, 2002, all fees under the management agreement between the Manager and the Trust were eliminated pursuant to the internalization of the management contract.

     Of the total purchase price, $30 million was capitalized as PP&E. The capitalized amount includes $25 million for ARML's three per cent interest in the net production revenue of the Trust over the agreement term based on existing established reserves at the time of the transaction and $5 million for the retention bonuses. The retention bonuses are to be paid over a five year period to former management of ARML who are continuing in their capacities with the Trust. The remaining portion of the purchase price of $25.9 million was expensed in the current period. The expensed portion represents future management, acquisition and disposition fees on incremental reserves over the remaining five year term of the management agreement and the value of directly hiring existing management and staff of ARML.

     Total acquisition and disposition fees paid to the Manager in 2002, prior to the elimination of the management agreement on August 29, 2002, were $895,000. These fees were accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of PP&E. During 2002, the Manager was reimbursed $9,327,000 for general and administrative expenses incurred on behalf of the Trust to the date of the elimination of the management agreement on August 29, 2002.

11.  INCOME TAXES

     In 2003, Royal Assent was received, thereby legislating certain reductions in corporate income tax rates. The rate reductions are to be phased in over five years commencing in 2003. The rate changes incorporate a reduction in the applicable tax rate on resource income from 28 per cent to 21 per cent, provide for the deduction of crown royalties and eliminate the deduction for resource allowance. As a result of the rate changes, the Trust's income tax rate applied to temporary differences decreased to approximately 35 per cent compared to 42 per cent effective January 1, 2003.

     As a result of the change in corporate income tax rates, the Trust recorded a future income tax recovery of $66.1 million in 2003. Of this amount, $39.2 million was attributed to the future income tax liability recorded on the Star acquisition.

Page 16
--------------------------------------------------------------------------------


     The tax provision differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before future income tax recovery as follows:

                                                                             2003              2002
     ----------------------------------------------------------------------------------------------
     Income before future income tax recovery                          $  196,657        $   43,113
     ==============================================================================================
     Expected income tax expense at statutory rates                        80,118            18,366
     Effect on income tax of:
         Net income of the Trust                                          (92,299)          (46,441)
         Effect of change in corporate tax rate                           (66,099)               --
         Resource allowance                                               (10,857)           (3,820)
         Non-deductible crown charges                                       2,434             3,681
         Alberta Royalty Tax Credit                                            39              (230)
         Capital Tax                                                          738               584
         Unrealized gain on foreign exchange                               (7,618)              (74)
     ----------------------------------------------------------------------------------------------
     Future income tax recovery                                        $  (93,544)       $  (27,934)
     ==============================================================================================

     The net future income tax liability is comprised of:

                                                                             2003              2002
     ----------------------------------------------------------------------------------------------
     Future tax liabilities:
         Capital assets in excess of tax value                         $  326,720        $  173,848
     Future tax assets:
         Attributed Canadian royalty income                                (6,767)           (6,356)
         Asset retirement obligations                                     (17,721)          (13,456)
         Deductible share issue costs                                        (267)             (827)
     ----------------------------------------------------------------------------------------------
     Net future income tax liability                                   $  301,965        $  153,209
     ==============================================================================================

     The petroleum and natural gas properties and facilities owned by the Trust's corporate subsidiaries have an approximate tax basis of $288.9 million ($210 million in 2002) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $66 million ($74 million in 2002) which expire in the years through 2010.

     No current income taxes were paid or payable in 2003 or 2002.

12.  UNITHOLDERS' CAPITAL

     The Trust is authorized to issue 650 million trust units of which 179.8 million units were issued and outstanding as at December 31, 2003.

     On February 25, 2003, the Trust issued 12,500,000 trust units at $11.50 per unit for proceeds of $143.8 million ($136.4 million net of issue costs) pursuant to a public offering prospectus dated February 18, 2003.

     On November 17, 2003, the Trust issued 14,500,000 trust units at $13.40 per trust unit for proceeds of $194.3 million ($184.4 million net of issue costs) pursuant to a public offering prospectus dated November 10, 2003.

     Effective August 6, 2003, the Trust amended the Distribution Reinvestment Plan ("DRIP") in conjunction with the Trust's transfer agent to provide the option for Unitholders to reinvest cash distributions into additional trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions. In 2003, the Trust issued 982,563 units for proceeds of $12.5 million (242,000 units for proceeds of $2.9 million in 2002) pursuant to the DRIP.

Page 17
--------------------------------------------------------------------------------


                                                              2003                             2002
     ----------------------------------------------------------------------------------------------------------
                                                    NUMBER OF                        Number of
     TRUST UNITS ISSUED                            TRUST UNITS              $      Trust Units                $
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of year                        123,305      1,172,199          110,609       1,029,538
     Issued for cash                                    27,000        338,050           10,000         120,500
     Issued on conversion of
         convertible debentures (Note 4)                27,027        320,000               --              --
     Issued to ARML shareholders (Note 10)                  --             --              299           3,802
     Issued on conversion of ARML
         exchangeable shares (Note 13)                      60            708            1,086          13,683
     Issued on conversion of ARL
         exchangeable shares (Note 13)                     504          4,962              343           3,154
     Issued on exercise of employee rights (Note 15)       901          8,015              726           5,035
     Distribution reinvestment program                     983         12,461              242           2,946
     Trust unit issue costs                                 --       (17,815)               --         (6,459)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of year                              179,780      1,838,580          123,305       1,172,199
     ==========================================================================================================

     The Trust has a Unitholders' Rights Plan which provides for the issuance of additional Trust units in certain events when one party acquires more than 20 per cent of the outstanding units of the Trust.

13.  EXCHANGEABLE SHARES

     The ARL exchangeable shares were issued on January 31, 2001 at $11.36 per exchangeable share as partial consideration for the Startech Energy Inc. acquisition. The issue price of the exchangeable shares was determined based on the weighted average trading price of trust units preceding the date of announcement of the acquisition. The ARL exchangeable shares had an exchange ratio of 1:1 at the time of issuance.

     ARL exchangeable shares can be converted (at the option of the holder) into trust units at any time. The number of trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for trust units on or after February 1, 2004 until February 1, 2010. The ARL exchangeable shares are publicly traded.

     The ARML exchangeable shares were issued on August 29, 2002 to shareholders of ARML at $12.73 per exchangeable share pursuant to the acquisition of all of the outstanding common shares of ARML (see Note 10). The issue price of the exchangeable shares was determined based on the ten day weighted average trading price of the trust units preceding the date of announcement of the transaction. The exchangeable shares issued to ARML shareholders were a new series of exchangeable shares which were not publicly traded. The ARML exchangeable shares had an exchange ratio of 1:1 at the time of issuance.

     The ARML exchangeable shares were convertible (at the option of the holder) into trust units at any time. The number of trust units issuable upon conversion was based upon the exchange ratio in effect at the conversion date. The exchange ratio was calculated monthly based on the exchange ratio for the prior month times the cash distribution paid to unitholders divided by the ten day weighted average unit price preceding the record date. The exchangeable shares were not eligible for distributions and, any outstanding shares were redeemable by the Trust for trust units on or after August 30, 2005 until August 29, 2012.

     On May 16, 2003, the Trust merged ARC Resources and ARML and in turn converted all issued and outstanding ARML exchangeable shares into ARL exchangeable shares. Pursuant to the merger, holders of ARML exchangeable shares received 0.80676 ARL exchangeable shares for each ARML exchangeable share. This transaction had no impact on the total number of Trust units outstanding or issuable for exchangeable shares. The terms of the ARL exchangeable shares were revised upon conversion to carry the same terms and provisions as had applied to the ARML exchangeable shares.

Page 18
--------------------------------------------------------------------------------


                                                              2003                             2002
     --------------------------------------------------------------------------------------------------------
                                                     NUMBER OF                       NUMBER OF
     ARL EXCHANGEABLE SHARES                            SHARES              $           SHARES               $
     --------------------------------------------------------------------------------------------------------
     Balance, beginning of year                            637          7,238              915          10,392
     Exchanged for trust units                            (361)        (4,962)            (278)         (3,154)
     Issued on conversion of
         ARML exchangeable shares                        1,735         27,380               --              --
     --------------------------------------------------------------------------------------------------------
     Balance, end of year                                2,011         29,656              637           7,238
     Exchange ratio, end of year                       1.49013             --          1.31350              --
     --------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion,
          end of year                                    2,997         29,656              837           7,238
     ========================================================================================================


                                                              2003                             2002
     ---------------------------------------------------------------------------------------------------------
                                                     NUMBER OF                       Number of
     ARML EXCHANGEABLE SHARES                           SHARES              $           Shares               $
     ---------------------------------------------------------------------------------------------------------
     Balance, beginning of year                          2,206         28,088               --              --
     Issued to ARML shareholders                             -              -            3,281          41,771
     Exchanged for Trust units                             (56)          (708)          (1,075)        (13,683)
     Converted to ARL exchangeable shares               (2,150)       (27,380)              --              --
     ---------------------------------------------------------------------------------------------------------
     Balance, end of year                                   --             --            2,206          28,088
     Exchange ratio, end of year                            --             --          1.04337               -
     ---------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion,
         end of year                                        --             --            2,302          28,088
     =========================================================================================================


14.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operations, before changes in non-cash working capital, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, debt repayments, and interest paid on the convertible debentures. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

                                                                                         2003             2002
     ---------------------------------------------------------------------------------------------------------
     Cash flow from operations before changes in non-cash working capital       $     396,180     $    223,969
     Add (deduct):
         Cash withheld to fund current period capital expenditures                   (106,625)         (35,612)
         Reclamation fund contributions and interest earned on fund                    (6,157)          (4,777)
         Interest on convertible debentures                                            (4,070)              --
         Current period accruals                                                           --               37
     ---------------------------------------------------------------------------------------------------------
     Cash distributions                                                               279,328          183,617
     Accumulated cash distributions, beginning of year                                688,947          505,330
     ---------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of year                                $     968,275     $    688,947
     ---------------------------------------------------------------------------------------------------------
     Cash distributions per unit (1)                                            $        1.80     $       1.56
     Accumulated cash distributions per unit, beginning of year                         10.64             9.08
     ---------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of year                       $       12.44     $      10.64
     =========================================================================================================

     (1) Cash distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

15.  TRUST UNIT INCENTIVE RIGHTS PLAN

     The Plan was established in 1999. The Trust is authorized to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase trust units, of which 7,839,088 rights were granted to December 31, 2003. The initial exercise price of rights granted under the Plan may not be less than the current market price of the trust units as at the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 per cent (10 per cent annually) of the Trust's net book value of PP&E (the "Excess Distribution"), as determined by the Trust.

Page 19
--------------------------------------------------------------------------------


     During the year, the Trust granted 2,991,099 rights (1,334,072 in 2002) to employees, independent directors and long-term consultants to purchase Trust units at exercise prices ranging from $11.59 to $14.74 per Trust unit ($11.47 to $12.80 in 2002). Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary date of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of calendar year distributions to unitholders exceeding 10 per cent of the Trust's net book value of PP&E.

     A summary of the changes in rights outstanding under the Plan is as follows:

                                                              2003                             2002
     ---------------------------------------------------------------------------------------------------------
                                                                     WEIGHTED                         Weighted
                                                                      AVERAGE                          Average
                                                        NUMBER       EXERCISE           Number        Exercise
                                                     OF RIGHTS      PRICE ($)        of Rights       Price ($)
     ---------------------------------------------------------------------------------------------------------
     Balance, beginning of year                          3,041          10.64            2,509            9.05
     Granted                                             2,991          12.15            1,334           12.57
     Exercised                                           (901)           8.89            (726)            6.94
     Cancelled                                           (262)          11.61             (76)           10.91
     ---------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price          4,869          11.84            3,041           11.05
     Reduction of exercise price                            --         (0.55)               --          (0.41)
     ---------------------------------------------------------------------------------------------------------
     Balance, end of year                                4,869          11.29            3,041           10.64
     =========================================================================================================

     A summary of the Plan as at December 31, 2003 is as follows:

                                       Adjusted            Number                  Remaining          Number of
           Exercise Price              Exercise         of Rights           Contractual Life             Rights
        At Grant Date ($)             Price ($)       Outstanding          of Rights (years)        Exercisable
     ---------------------------------------------------------------------------------------------------------
                     8.20                  4.58                81                       0.33                 81
                     9.10                  6.11               103                       1.33                104
                    11.94                 10.24               680                       2.34                309
                    12.57                 12.28             1,114                       3.42                309
                    12.15                 11.77             2,891                       4.39                 --
     ---------------------------------------------------------------------------------------------------------
                    12.09                 11.29             4,869                       3.75                803
     =========================================================================================================

     The Trust recorded compensation expense and contributed surplus, based on the year-end unit price, of $3.5 million for three million rights issued on or after January 1, 2003. This amount was reduced by $0.01 million for rights issued on or after January 1, 2003, which were subsequently cancelled prior to vesting.

     For rights granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. For the year ended December 31, 2003, the Trust's net income would have decreased by $3.5 million for the estimated compensation cost associated with rights granted under the Plan between January 1 and December 31, 2002.

     PRO FORMA RESULTS                                                        2003         2002
     ------------------------------------------------------------------------------------------
     Net income as reported                                                290,201       71,047
     Less: compensation expense for rights issued in 2002 (1)                3,483           --
     ------------------------------------------------------------------------------------------
     Pro forma net income                                                  286,718       71,047
     Basic net income per trust unit (2)
         As reported                                                          1.85         0.59
         Pro forma                                                            1.83         0.59
     ------------------------------------------------------------------------------------------
     Diluted net income per trust unit
         As reported                                                          1.82         0.59
         Pro forma                                                            1.79         0.59
     ==========================================================================================

     (1) No compensation expense has been recorded for 2002 as the adjusted exercise price of the rights exceeded the market price of the trust units.

     (2) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures of $4.1 million in 2003 (nil
         2002).

Page 20
--------------------------------------------------------------------------------


16.  BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

     Net income per trust unit has been determined based on the following:

                                                                             2003         2002
     -----------------------------------------------------------------------------------------
     Weighted average trust units                                         151,698      116,474
     Trust units issuable on conversion of exchangeable shares              2,997        3,139
     -----------------------------------------------------------------------------------------
     Weighted average trust units and exchangeable shares (1)             154,695      119,613
     Dilutive impact of rights and convertible debentures (2)               5,105          561
     -----------------------------------------------------------------------------------------
     Dilutive trust units and exchangeable shares                         159,800      120,174
     =========================================================================================

     (1) Weighted average trust units and exchangeable shares reflects the exchangeable shares outstanding at year-end having been converted at the year-end exchange ratio to represent the trust unit equivalent.

     (2) Diluted unit calculations excluded 118,700 rights in 2003 (1,326,490 rights in 2002) which would have been anti-dilutive.

     Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures of $4.1 million in 2003 ($nil in 2002). There were no adjustments to net income in calculating diluted per share amounts.

     2002 net income per trust unit has been restated for the change in accounting policy for asset retirement obligations.

17.  COMMITMENTS AND CONTINGENCIES

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results of operations.

     The Trust has natural gas supply contracts with the Pan Alberta Aggregator Pool (the "Pool") which is expected to be terminated in 2004. Upon termination, the transportation and marketing commitments of the Pool will be assigned to the respective producers who hold natural gas supply contracts. Although amounts have not been determined at this time, it is expected that the Trust's portion of the commitments will not exceed $12 million from the date of termination date through to 2012.

     The Trust has certain commitments regarding the purchase of fluids for reservoir injection purposes. The commitment amount is for the period 2004 through 2016. The Trust's portion of the commitment is currently estimated to be US$29 million for the period of 2004 through 2016. The annual amount is expected to vary over the commitment period.

Page 21
--------------------------------------------------------------------------------


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects to US GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are immaterial except as described below:

     The application of US GAAP would have the following effect on net income as reported.

                                                                                         2003             2002
     ---------------------------------------------------------------------------------------------------------
     Net income as reported for Canadian GAAP                                   $     290,201     $     71,047
     Adjustments:
     Depletion and depreciation (a,b)                                                  22,258           22,932
     Accretion of asset retirement obligation (b)                                          --            2,607
     Unrealized gain (loss) on derivative instruments (e)                               3,706          (28,943)
     Interest on convertible debentures (d)                                            (4,070)              --
     Unit based compensation (c)                                                       (6,991)          (4,040)
     Effect of applicable income taxes on the above adjustments                        (2,835)          10,623
     ---------------------------------------------------------------------------------------------------------
     Net income under US GAAP before cumulative effect of
         change in accounting principle                                               302,269           74,226
     ---------------------------------------------------------------------------------------------------------
     Cumulative effect of change in accounting principle,
         net of applicable income taxes                                                12,085               --
     ---------------------------------------------------------------------------------------------------------
     Net income under US GAAP after cumulative effect of
         change in accounting principle                                         $     314,354     $     74,226
     =========================================================================================================
     Net income per trust unit (Note 16)

     ---------------------------------------------------------------------------------------------------------
     BASIC
         Net income before cumulative effect of change
                    in accounting principle                                              1.95             0.62
         Cumulative effect of change in accounting principle                             0.08               --
     ---------------------------------------------------------------------------------------------------------
         Net income after cumulative effect of change in accounting principle   $        2.03     $       0.62
     =========================================================================================================

     DILUTED
         Net income before cumulative effect of change
                    in accounting principle                                              1.89             0.62
         Cumulative effect of change in accounting principle                             0.08               --
     ---------------------------------------------------------------------------------------------------------
         Net income after cumulative effect of change in accounting principle   $        1.97     $       0.62
     =========================================================================================================

     ---------------------------------------------------------------------------------------------------------
     COMPREHENSIVE INCOME:
     Net income under US GAAP                                                   $     314,354     $     74,226
     Unrealized gain (loss) on derivative instruments,
         net of applicable income taxes                                                 3,692         (11,897)
     ---------------------------------------------------------------------------------------------------------
     Comprehensive income (e)                                                   $     318,046     $     62,329
     =========================================================================================================

     The application of US GAAP would have the following effect on the consolidated balance sheets as reported:

                                                                 2003                             2002
     ---------------------------------------------------------------------------------------------------------
                                                      CANADIAN             US         Canadian              US
                                                          GAAP           GAAP             GAAP            GAAP
     ---------------------------------------------------------------------------------------------------------
     Property, plant and equipment                  $2,015,539     $1,848,317       $1,424,291      $1,208,084
     Commodity and foreign currency contracts          (4,883)       (18,558)          (9,210)        (33,020)
     Future income taxes                             (301,965)      (270,838)        (153,209)       (107,697)
     Asset retirement obligation                      (66,657)       (66,657)         (42,250)        (36,421)
     Unitholders' capital                          (1,838,580)    (1,862,493)      (1,172,199)     (1,185,551)
     Contributed surplus                               (3,471)            --               --              --
     Accumulated earnings                            (648,304)      (478,146)        (362,173)       (163,792)
     Accumulated other comprehensive income                --            (46)              --           3,646
     =========================================================================================================

Page 22
--------------------------------------------------------------------------------


     The above noted differences between Canadian GAAP and US GAAP are the result of the following:

     (a) The Trust performs an impairment test that limits net capitalized costs to the discounted estimated future net revenue from proved and risked probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. For Canadian GAAP, the discount rate used must be equal to a risk free interest rate. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods following the additional write-downs taken under US GAAP to reflect the impact of the reduction of depletable costs.

     (b) During 2003, the Trust adopted CICA Handbook Section 3110 - "Asset Retirement Obligations" for Canadian GAAP and SFAS 143 - "Accounting for Asset Retirement Obligations" for US GAAP. The transitional provisions differ between Canadian GAAP and US GAAP in that Canadian GAAP requires restatement of comparative amounts whereas US GAAP does not allow restatement. An adjustment to income under Canadian GAAP has been recorded to reflect the 2002 comparative amounts prior to restatement in accordance with US GAAP.

     (c) Prior to January 1, 2003, compensation expense was recognized for Canadian GAAP based on the intrinsic value at the grant date of the rights granted to employees, directors and long-term consultants of the Trust under its Trust Unit Incentive Rights Plan. For the years ended December 31, 2003 and 2002, pro forma disclosures are included in the notes to the consolidated financial statements of the impact on net income and net income per trust unit had the Trust accounted for compensation expense based on the fair value of rights granted during 2002. Effective January 1, 2003, the Trust accounts for compensation expense for rights granted on or after January 1, 2003 based on the fair value method of accounting. The fair value of the rights has been determined as the intrinsic value of the rights at the exercise date or at the date of the consolidated financial statements for unexercised rights.

         For US GAAP purposes, the Plan is a variable compensation plan as the exercise price of the rights is subject to downward revisions from time to time. Accordingly, compensation expense is determined as the excess of the market price over the adjusted exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. After the rights have vested, compensation expense is recognized in income in the period in which a change in the market price of the trust units or the exercise price of the rights occurs.

         An adjustment to earnings has been recorded to reflect the additional compensation expense on rights issued prior to January 1, 2003.

     (d) Under Canadian GAAP, convertible debentures are classified as unitholders' equity and interest paid on the convertible debentures has been recorded as a reduction of retained earnings. Under US GAAP, the convertible debentures are classified as long-term debt. Accordingly, an adjustment has been recorded to earnings to record interest expense on the convertible debentures. The applicable income tax has been included in the provision for income taxes.

     (e) US GAAP requires that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded on the consolidated balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Hedge accounting treatment allows unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs, and requires that a company formally document, designate, and assess the effectiveness of derivative instruments that receive hedge accounting treatment. The Trust formally documented and designated all hedging relationships and verified that its hedging instruments were effective in offsetting changes in actual prices and rates received by the Trust. Certain contracts entered into during 2002 and 2003 were not eligible for hedge accounting treatment under US GAAP and the change in fair value of these contracts has been reported in net income under US GAAP. Hedge effectiveness is monitored and any ineffectiveness is reported in the consolidated statements of income.

         The Trust's derivative positions consist of contracts entered into by the Trust and derivative positions assumed in conjunction with the Startech acquisition.

Page 23
--------------------------------------------------------------------------------


         A reconciliation of the components of accumulated other comprehensive income related to all derivative positions is as follows:

                                                                         2003                         2002
         ----------------------------------------------------------------------------------------------------------
                                                                   GROSS     AFTER TAX          Gross     After Tax
         ----------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income (loss)
              beginning of period                             $  (6,350)    $  (3,646)      $ 14,376     $    8,251
         Effect of change in corporate tax rate                        -         (118)             -              -
         Reclassification of net realized (gains) losses
              into earnings                                      (2,677)       (1,586)         1,038            596
         Net change in fair value of derivative instruments        9,105         5,396      (21,764)       (12,493)
         ----------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income (loss),
              end of period                                   $       78    $       46      $(6,350)     $  (3,646)
         ==========================================================================================================

     (f) The following standards and interpretations have been issued by the Financial Accounting Standards Board ("FASB") and the Trust has assessed the impact to be as follows:

              o In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity", which established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. It requires a financial instrument that is within its scope to be classified as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Trust has reflected this new standard in the December 31, 2003 US GAAP reconciliation by reclassing interest expense on convertible debentures from accumulated earnings as per Canadian GAAP to interest expense as per US GAAP. As at December 31, 2003 there were no instruments in place which would fall under the classifications of this standard. Management will continue to assess the applicability of this standard in future periods.


              o FIN No. 46, "Consolidation of Variable Interest Entities," was issued in January 2003. FIN No. 46 addresses consolidation by business enterprises of variable interest entities. In general, VIEs are entities that either do not have equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. In December 2003, the FASB issued FIN No. 46R to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. Application of FIN No. 46R (or FIN No. 46) is required in financial statements for periods ending after March 15, 2004. Management has determined that this standard was not applicable at December 31, 2003 based on the nature of the Trust's structure at that time. Management will continue to assess the applicability of this standard in future periods.


     (g) The Trust presents cash flow before changes in non-cash working capital as a subtotal in the Consolidated Statements of Cash Flows. Under US GAAP, this subtotal would not be presented.